FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Finney, Elisha W.	2. Issuer Name and Ticker or Trading Symbol Varian Medical Systems, Inc VAR		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Corporate Vice President and Chief Financial Officer
(Last) (First) (Middle) C/O Varian Medical Systems, Inc. 3100 Hansen Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/28/2003
(Street) Palo Alto, CA 94304		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/28/2003		M		11,000.00	A	$9.1563		D
Common Stock	04/28/2003		S		11,000.00	D	$54.2500		D
Common Stock	04/28/2003		M		9,000.00	A	$27.9063		D
Common Stock	04/28/2003		S		9,000.00	D	$54.2500	12,695.00(3)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option	$9.1563	04/28/2003		D		11,000.00		(2)	04/05/2009	Common Stock	11,000.00		0.0000	D
Non-Qualified Stock Option	$27.9063	04/28/2003		D		9,000.00		(1)	11/17/2010	Common Stock	9,000.00		41,000.00	D

Explanation of Responses:

(1) Stock option granted under the Varian Medical Systems, Inc. Omnibus Stock Plan which complies with rule 16b-3. The option vests as follows: one third on 11/17/01, and the remaining shares in 24 equal installments over the 24 months following the first vesting date.
(2) Stock option granted under the Varian Medical Systems, Inc. Omnibus Stock Plan which complies with rule 16b-3. The option vests in three equal installments over three years following the grant date which was 4/5/1999.
(3) Amount of securities beneficially owned reflect 200 shares purchased March 28, 2003 under the Varian Medical Systems, Inc. Employee Stock Purchase Plan.
(4) Signed by Joseph B. Phair pursuant to a Power of Attorney still in effect and previously filed with the Commission.

By: /s/ Joseph B. Phair(4) for Elisha W. Finney **Signature of Reporting Person	04/28/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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